MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at June 27, 2022 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the year ended March 31, 2022.  The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRS IC").  Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"), which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company.    All statements, other than statements of historical fact, are forward-looking statements.  When used in this MD&A the words "estimate", "budget", "project", "believe", "anticipate", "intend", "expect", "plan", "projects", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved are intended to identify forward-looking statements.  The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea, canola, flax, hemp and sunflower proteins as well as pea protein / canola protein blends;
  development of commercial applications for soy, pea, canola, flax, hemp and sunflower proteins as well as pea protein / canola protein blends;
  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;
  construction, commissioning and operation of production facilities;
  relocation expansion of the Winnipeg Technical Centre;

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and
  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company and its joint venture partners' ability to commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  the Company's ability to identify a permanent chief executive officer;
  market acceptance and demand for the Company's or its licensing partners' products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the factors and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements.  The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;
  delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property; and
  disruption, delays, risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Burcon is a global technology leader in the development of plant-based proteins, having developed an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation ("Merit Foods") was established by Burcon and three veteran food industry executives.  Merit Foods has built a commercial production facility in Manitoba, Canada where it is producing, under license, Burcon's novel pea and canola protein ingredients.  Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers.  Our patent portfolio currently consists of 327 issued patents worldwide, including 72 issued U.S. patents, and in excess of 180 additional patent applications, 26 of which are U.S. patent applications.

CONTINUATION UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Burcon was incorporated under the Business Corporation Act (Yukon) (the "YBCA") on November 3, 1998, and extra-provincially registered in British Columbia on February 5, 1999.  The Board of Directors determined that it would be more expedient and cost effective to have the Company continue into the Province of British Columbia pursuant to the Business Corporation Act (British Columbia), as amended (the "BCA").  The shareholders of the Company approved the continuance at the 2020 annual general meeting ("AGM").  A summary comparison of the provisions of the BCA and the YBCA that pertain to the rights of the shareholders has been provided in the 2020 management proxy circular, which is available at www.sedar.com.

MERIT FUNCTIONAL FOODS CORPORATION

In May 2019, Burcon, through its newly formed wholly-owned subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings"), entered into a shareholders' agreement (the "Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "Partners") to become shareholders of Merit Functional Foods Corporation ("Merit Foods").  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods has completed the construction of an initial protein production facility (the "Flex Production Facility") in Winnipeg, Manitoba.

On inception, Burcon Holdings held 40%, RBT Holdco held 40% and Crew Holdco held 20% of the issued and outstanding shares of Merit Foods.

Burcon has a license and production agreement (the "License Agreement') with Merit Foods to license the technology required to produce, market and sell Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").  Under the terms of the License Agreement, Merit Foods has the exclusive rights over Burcon's pulse proteins (including pea) and canola protein technologies across all geographic regions and all product uses (the "License").  Burcon will receive running royalties on the net revenue (as defined in the License Agreement) from the sales of the Products by Merit Foods.

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods.  In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the Partners.  Bunge is a world leader in sourcing, processing and supplying oilseed and grain products and ingredients.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods and Burcon's ownership interest in Merit Foods decreased to 33.3%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $6,384,942.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

As part of the Bunge transaction, Burcon and the Partners amended the License Agreement (the "Amended License Agreement") and Burcon, Bunge and the Partners also amended the Shareholders Agreement (the "Amended Shareholders Agreement").  Under the Amended License Agreement and Amended Shareholders Agreement, Burcon, Bunge and the Partners have agreed to certain contractual rights, including a right, but not an obligation, of Burcon, in certain circumstances, to participate in a sale of all, but not less than all, of its shares in Merit Foods, and that in certain circumstances, Merit Foods will have the right to buy out from Burcon the Amended License Agreement for $67.5 million, which  represents the discounted future royalties over the life of the Amended License Agreement.

From June 2019 to December 31, 2019, Burcon Holdings and the Partners made capital loan advances to Merit Foods in the aggregate of $27.5 million.  Burcon Holdings and the Partners made further loan advances of $5.0 million to Merit Foods in February 2020 (the total capital loan advances together referred to as the "Merit Shareholder Loans").

From inception to March 31, 2022, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

(in thousands of dollars):

	Capital Contribution	Loan receivable	Total net investment

From inception to December 31, 2019	-	11,000	11,000

Modification to loan terms	8,872	(8,872)	-
Capital loan advance	1,613	387	2,000
Share of loss in Merit Foods	(940)	-	(940)
Interest accretion	-	145	145

Net Investment in Merit Foods, March 31, 2020	9,545	2,660	12,205

Share of loss in Merit Foods	(2,422)	-	(2,422)
Gain on dilution of investment in Merit Foods	6,385	-	6,385
Interest accretion	-	308	308
Expected credit loss provision	-	(74)	(74)

Net Investment in Merit Foods, March 31, 2021	13,508	2,894	16,402

Share of loss in Merit Foods	(4,295)	-	(4,295)
Gain on dilution of investment in Merit Foods	961	-	961
Interest accretion	-	344	344
Expected credit loss provision	-	(9)	(9)

Net Investment in Merit Foods, March 31, 2022	10,174	3,229	13,403

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

On inception, the Merit Shareholder Loans were recorded as a loan receivable.  In December 2019, the terms of the Merit Shareholder Loans were finalized.  The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  As a result, Burcon recalculated the fair value at this date, resulting in a reduction of the fair value that was transferred to a capital contribution account.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the year March 31, 2022, Burcon recorded interest accretion of $343,503 (2021 - $307,875, 2020 - $144,343).  During the year ended March 31, 2021, an expected credit loss provision of $74,193 was  recognized in relation to the loan receivable and included in interest and other expense on the consolidated statement of operations and comprehensive loss.  During the year ended March 31, 2022, an additional credit loss provision of $8,807 was recorded.

In May 2022, Burcon Holdings, Bunge and the Partners advanced an aggregate $10 million loan (the "May 2022 Shareholder Loans") to Merit Foods to address liquidity requirements of Merit Foods as it ramps up its production and sales at the Flex Production Facility.  Burcon Holdings' proportion of the May 2022 Shareholder Loans was $3.16 million.  The May 2022 Shareholder Loans have a term of 15 years and other terms that are similar to the Merit Shareholder Loans.

Construction of Phase 1 of its 94,000 square foot Flex Production Facility was formally completed on December 31, 2020.  Unique in its design and structured for rapid expansion, the Flex Production Facility has been engineered and constructed to be able to process both non-GMO canola and yellow field peas, giving it the ability produce Merit's lineup of Puratein® canola proteins, its Peazazz® and Peazac® pea proteins, and its MeritPro™ protein blends.  In February and April 2021, Merit Foods achieved the first commercial production runs of Peazazz® and Peazac® pea proteins and canola proteins, respectively.  Merit Foods is now the first and only commercial-scale facility in the world capable of producing food-grade protein from canola, the world's second largest oilseed crop.  Merit Foods continued its commissioning process throughout 2021 and Burcon's technical team was actively involved in supporting Merit Foods in the process.  Burcon considers Merit Foods to have completed the commissioning process as at December 31, 2021.  Since then, Merit Foods has been and will continue to optimize and fine tune the production facility to maximize output and yield and Burcon will continue to support its optimization process, as needed.

As the pea and canola protein technology that is currently under license with Merit Foods is now capable of operating in the manner intended by management with the commissioning of the Flex Production Facility as at December 31, 2021, Burcon accordingly ceased capitalization of costs to deferred development and commenced amortization from January 1, 2022.  See further details in Research and Development and Intellectual Property expenses below.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

For the year ended March 31, 2022, Burcon recorded royalty revenues of $171,471 (2021 - $nil, 2020 - $nil) from Merit Foods' sales of the Products.

Burcon has provided assistance, under a services agreement, to support the design, construction and commissioning of the commercial protein production facility, as well as providing other services and sample production services.  For the year ended March 31, 2022, included in management fee income is $110,504 (2021 - $334,760, 2020 - $350,014) for services provided and $287 (2021 - $524,321, 2020 - $114,766) for samples sold to Merit Foods.  Services revenues decreased in fiscal 2022 over the prior years as Burcon ceased charging for its technical assistance in May 2021 to support Merit Foods' commissioning process.  Samples sold to Merit Foods also decreased over the prior years as Merit Foods was able to produce its own samples from the Flex Production Facility after its construction completion on December 31, 2020.

In January 2020, Merit Foods announced it had received a co-investment from Protein Industries Canada ("PIC") to help facilitate the rapid growth of Merit Foods.  PIC is an industry-led, not-for-profit organization committed to positioning Canada as a global source of high-quality plant protein ingredients.  It is one of Canada's five innovation superclusters, which are government-initiated efforts to significantly boost Canada's job market, GDP, research and innovations.

In May 2020, Merit Foods secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce ("CIBC").  The Partners, Burcon Holdings and Bunge have pledged their shares in Merit Foods as security under the loan facilities from EDC and FCC.  In connection with the loan facilities from EDC, Merit Foods must fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  Of the prescribed amount, $6.5 million was permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods in fulfilling this obligation, Burcon Holdings obtained an LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  As the LC was terminated on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the year ended March 31, 2022, Burcon recorded interest income of $nil (2021 - $120,205, 2020 - $nil) related to the Merit Loan, of which $nil was outstanding as at March 31, 2022 (March 31, 2021 and 2020 - $nil).

Burcon provided a guarantee to EDC and FCC in connection with the $85 million financing package (the "Guarantees"), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC, FCC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees was limited to $4.0 million.  As part of the investment by Bunge into Merit Foods, EDC and FCC released the Guarantees on August 28, 2020

Burcon Holdings and the Partners provided guarantees in the aggregate amount of $1.25 million to CIBC ("CIBC Guarantee"), of which Burcon Holdings' proportionate share was $500,000.  In connection with Bunge's investment into Merit Foods in August 2020, Burcon Holdings' amount was reduced to $416,625.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

During fiscal 2021, Merit Foods secured additional financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada's Agrilnnovate Program ("AIP").  In total, Merit had secured a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and PIC.  Burcon Holdings and the Partners have provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

In addition to the co-investment Merit Foods received in January 2020 from PIC, a further co-investment was provided by PIC in May 2021 to develop new plant-based products that may include meat and dairy alternatives, ready-to-drink beverages, supplement powders and other plant-based applications for the global food and beverage market.  The project has a total investment of $7.9 million, with PIC providing one-half of the total investment into the project.  During the last quarter of fiscal 2022, Merit and three industry partners received a further co-investment from PIC for the development and distribution of a line of meat alternatives to pork and Wagyu beef, which will be sold under two of its industry partners' branded products.  The new line of meat alternatives is expected to be distributed throughout Europe, Asia and North America.  The project has a total investment of $7.6 million, with PIC funding one-half of the total investment into the project.

During fiscal 2022, the shareholders of the Partners (the "EDC Guarantors") provided guarantees of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC.  Burcon Holdings and the EDC Guarantors entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement").  Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") is required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares.  Burcon Holdings' Contributive Share under the EDC Indemnity agreement is 44.44%.  The obligations of Burcon Holdings and the EDC Guarantors shall terminate upon the termination or release by EDC of the EDC Guarantors' obligations under the EDC Guarantee.

In October 2021, Bunge exercised its right to subscribe for additional common shares of Merit Foods for an aggregate subscription price of $4.95 million.  As a result of this investment, the aggregate liability of the EDC Guarantors under the EDC Guarantee was reduced to $5.05 million, and Burcon's maximum liability under the EDC Indemnity Agreement has been reduced to $2.24 million.  Following the additional capital loan advances totalling $10.0 million made by the shareholders of Merit Foods in May 2022, EDC released the EDC Guarantors of the EDC Guarantee and the obligations of Burcon Holdings under the EDC Indemnity Agreement were also released.

During the last quarter of fiscal 2022, Merit Foods obtained additional financing of $10.0 million from FCC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

As at March 31, 2022 and the date of this MD&A, Burcon had a 31.6% ownership interest in Merit Foods.  There is no contingent issuance of securities by the equity investee that might significantly affect Burcon's share of profit or loss.  The following is the summarized financial information of the investee:

Summary financial information of Merit Foods

(in thousands of dollars)

	March 31, 2022	March 31, 2021

Total assets	141,242	141,096
Total liabilities	109,938	102,946

	Year ended March 31, 2022	Year ended March 31, 2021	Period ended March 31, 2020[1]

Total revenue	6,284	396	-
Loss and comprehensive loss for the year / period	(13,271)	(6,837)	(2,350)

Merit Foods formally completed construction of the Flex Production Facility by December 31, 2020 and completed the commissioning process during calendar 2021.  To-date, it has not recorded significant revenues from sales.  Losses incurred from inception to-date relate to operating costs incurred during the construction and commissioning periods.  Merit Foods continues to optimize the Flex Production Facility while it ramps up production and sales.

NESTLE COLLABORATION

In January 2020, Burcon, Société Des Produits Nestlé ("Nestlé") and Merit Foods entered into a joint development agreement (the "JDA") to tailor Burcon and Merit's plant-based proteins for use in Nestlé food and beverage applications.  The JDA covered ongoing innovation and the future supply of Burcon and Merit's plant-based proteins from the Flex Production Facility.  The partnership was intended to combine Nestlé's expertise in the development, production and commercialization of plant-based foods and beverages with Burcon's proprietary plant protein extraction and purification technology, while leveraging Merit Foods' plant protein production capabilities.  The aim of the joint development was to tailor the functionality of Burcon and Merit's plant proteins, to be supplied from Merit's Flex Production Facility, for use by Nestlé in plant-based meat and dairy alternatives.  During fiscal 2021, the Winnipeg Technical Centre ("WTC") conducted research work and provided Nestlé with various samples for testing and analysis.  The research conducted by Burcon was successful in identifying processing techniques to modify and improve the functionality of Burcon's and Merit's plant-based protein and as such, Burcon's role in the joint development agreement with Nestlé ended in January 2021, while Merit Foods has continued to work with Nestlé for the supply of Merit Foods' plant protein products.  During fiscal 2021, Burcon recorded $250,000 as other income from payment that was received from Nestlé in fiscal 2020.

1 Merit Foods was incorporated on May 15, 2019.  As a result, information in this table represents certain financial information of Merit foods from the date of its incorporation to March 31, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

WINNIPEG TECHNICAL CENTRE

During fiscal 2020 and 2021, the WTC worked to support Merit Foods in completing its construction and the start of its commissioning process of the Flex Production Facility and also produced samples for Merit Foods to provide to its potential customers for evaluation.

During fiscal 2021, Burcon expanded the WTC's production capacity and further expanded its research and development capacity through the lease of a satellite laboratory space.  The WTC also expanded its scientific and technical team with the addition of two new research scientists.  Burcon's team of scientists and engineers continued development work on our pipeline of technologies for alternative plant-based proteins.

For most of fiscal 2022, the WTC focused on supporting Merit Foods in its commissioning of the Flex Production Facility.  In addition, Burcon's team of scientists and engineers continued research and development work on our pipeline of technologies for alternative plant-based proteins to explore potential new commercial and patenting opportunities.  The WTC made progress on existing technologies by further innovating with pea and canola and also with new plant-based protein sources, with the goal of entering into additional partnerships as a means to bring additional plant-based protein ingredients to market.  Burcon's extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax, hemp and sunflower.  The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients.

Burcon has been investigating options, including engaging a third-party engineering firm, to potentially replace the existing WTC with an expanded innovation centre to provide additional research and development bandwidth to pursue its product opportunity pipeline.

STRATEGIC PARTNERSHIPS AND COLLABORATIONS

Burcon has been in discussions and negotiations with potential partners on additional plant-based protein opportunities.  Due diligence and negotiations in potential strategic partnerships are progressing well, with various parties moving forward with pace.  Burcon will continue to work towards reaching an agreement to bring our protein technologies to market.

In addition to strategic partnerships, Burcon is collaborating with food processors to explore opportunities to leverage Burcon's core protein extraction and purification platform for use in upcycled protein production arising from under-utilized crops or by-products that are otherwise disposed as waste products or sold as animal feed.

NASDAQ LISTING

Burcon's shares were listed on the OTCQB Venture Market under the symbol "BUROF".  On May 25, 2021, trading of Burcon's shares on the Nasdaq commenced under the symbol "BRCN".

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

In April 2022, Burcon received a letter from the Listings Qualification Department of the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it has not met the listing rule that requires the listed securities of the Company to maintain a minimum bid price of US$1 per share for a period of 30 consecutive business days.  The Nasdaq notification letter does not result in the immediate delisting of the Company's common shares, and the shares will continue to trade uninterrupted.  The Company has a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq's minimum bid price requirement.  If at any time during the compliance period the Company's closing bid price is at least US$1 for a minimum of 10 consecutive business days, it will be notified by Nasdaq that compliance has been met.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance.  Burcon's management is reviewing various options available to the Company in order to regain compliance with Nasdaq's listing rules.

Due to a decrease in the Company’s stock price, the Company is no longer eligible to file its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS").  MJDS allowed the Company to largely satisfy its SEC reporting obligations with its Canadian disclosure documents.  The Company will be filing its annual report with the SEC on Form 20-F which is a form reserved for foreign private issuers.   The loss of the ability to use MJDS may result in an increase in public reporting compliance costs for the Company.

PROTEIN INDUSTRIES CANADA

In March 2022, Burcon entered into a collaborative agreement with PIC for the development of high-quality protein ingredients from sunflower seeds.  Burcon is partnering with Pristine Gourmet, a processor of 100% pure Canadian non-GMO cold pressed virgin oils, to develop Burcon's novel process for the production of sunflower protein ingredients.  Premium sunflower protein isolate that contains greater than 90% protein purity, with exceptional taste and functionality, has the potential of setting a new benchmark in the growing plant-based ingredients market.  The project intends to fine-tune and scale up an economical extraction and isolation process from the by-product (pressed cake) of sunflower oil production.  As at March 31, 2022, PIC has advanced $122,707 to Burcon which has been recorded as restricted cash and deferred revenue.

CEO TRANSITION

In January 2022, Burcon announced that Johann Tergesen would be stepping down as President and Chief Executive Officer ("CEO"), effective March 1, 2022.  To ensure an orderly transition, he will continue in an ongoing capacity as an advisor to the Company and Burcon's board of directors.  Mr. Peter H. Kappel, Chairman of Burcon's board of directors, has assumed the role of Interim CEO on March 1, 2022 until a successor is appointed.

The Company engaged Kincannon & Reed, an executive search firm specializing in the food and agribusiness sectors, to assist in recruiting a new CEO.  Burcon's board of directors has been working closely with Kincannon & Reed and has shortlisted a few select individuals, all of whom are seasoned professional within the specialty food ingredient space.  As at the date of this MD&A, a successor has not yet been appointed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

NEW DIRECTOR APPOINTMENTS AND BOARD CHANGE

In July 2019, Burcon appointed Mr. Calvin Chi Leung Ng as a director of its board.  Mr. Ng is a director of Large Scale and Great Intelligence.  Mr. Ng is the group legal counsel for ITC Properties Limited, a real estate property development and investment company.  Mr. Ng has over 20 years' experience of advising on and executing corporate and commercial transactions in law firms and private sectors.

In July 2020, Burcon appointed Ms. Debora Fang as a director to its board of directors.  Ms. Fang has 20 years of experience in the consumer goods industry, across mergers and acquisitions, strategy, and marketing roles for Unilever (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA).  She is now an independent advisor for private equity and strategic clients in the food arena as well as a private investor.

On July 8, 2021, Burcon appointed Ms. Jeanne McCaherty as a director to its board of directors.  Ms. McCaherty is the CEO of Guardian Energy Management, an ethanol manufacturing company.  Prior to joining Guardian Energy, the majority of Ms. McCaherty career was in various global management roles at Cargill, Inc., one of the world's largest agrifood and food ingredient companies.  Ms McCaherty was the Regional Director of Cargill's Global Texturing Business Unit, which sourced raw materials, manufactured, and sold specialty food ingredients to food companies around the world.  Ms. McCaherty also held the position of VP/Global Director of Food R&D at Cargill, which included functional leadership for the Basic and Applied R&D, Applications and Sensory groups at Cargill's Global Food Ingredients businesses.

On September 15, 2021, Burcon appointed Mr. Alfred Lau as a director to its board of directors.  Mr. Lau has been a director of WealthOne Bank of Canada, a Canadian Schedule I Bank, since 2018 and is currently a member of the Audit and the Credit Review Committees.  In addition, he is the founder and co-leader of a private equity firm with operations in Hong Kong and Beijing.  Prior to his current roles, Mr. Lau was a partner of KPMG with over 35 years of experience, having held senior positions including co-leader of the audit practice in Beijing and co-leader of the China Practice in Canada.  He was the Audit Engagement Partner for a number of multi-national Fortune 500 companies and listed companies on the TSX.  Mr. Lau is a former director and Chairman of the Audit Committee of SUCCESS, one of the largest non-profit organizations in Canada.

Mr. David Ju and Mr. Calvin Ng did not stand for re-election at the annual general meeting held in September 2021.

In September 2021, Mr. Peter H. Kappel was appointed chairman of Burcon's board of directors, succeeding Dr. D. Lorne Tyrrell.

CONVERTIBLE DEBENTURES

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totaling $2 million in principal amount.  Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.  The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon were to be payable in cash on December 10, 2022.  The Company incurred issue costs of $228,432, of which $156,600 were finder's fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the year ended March 31, 2021, the holders of the Debentures converted principal amounts of $1,704,500 for the issuance of 1,623,327 common shares of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 and August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

The Debentures were a level 3 financial liability with an embedded conversion feature.  As a result, the debt and equity components were bifurcated and the instrument valued to par at the issuance date.  The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option.  From the date of issuance, the liability component was accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive income or loss.  The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641.  The residual amount of $2,762,927 was recognized within equity as the value of the conversion option.  For the year ended March 31, 2022, the Company recorded interest expense of $nil (2021 - $637,522, 2020 - $nil) related to the Debentures.

The Company utilized a portion of the net proceeds from the Debentures to make further capital loan advances to Merit Foods of $3.0 million in December 2019 and $2.0 million in February 2020.

2020 EQUITY OFFERING

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share until February 19, 2022 at an exercise price of $2.00 per common share.  In addition to a 7% cash commission, the agents received compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  The fair value of the Warrants and Agents' Warrants were estimated at $1,780,752 and $249,305, respectively, using the Black-Scholes pricing model and has been included in Warrants.  In addition to the Agents' Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

During the year ended March 31, 2022, Warrants and Agents' Warrants were exercised for 105,750 common shares (2021 - 2,493,254, 2020 - nil), providing proceeds of $211,500 (2021 - $4,986,508, 2020 - $nil).  On February 19, 2022, a total of $1,630,282 Warrants and Agents' Warrants expired unexercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

The Company has used the proceeds from its financing activities and will continue to use the proceeds to fund activities associated with identifying a strategic partner for commercialization of Burcon's other proteins, including sunflower; further develop Burcon's protein extraction and purification technologies and pursue new related products; developing new applications from the functional attributes of Burcon's proteins; fund Burcon's patent activities; and provide general working capital.

RIGHTS OFFERINGS

2019 Rights Offering

On June 25, 2019, the Company completed a rights offering (the "2019 Rights Offering") for 44,083,203 common shares at $0.35 per common share for gross proceeds of $15,429,121 and net proceeds of $15.3 million.  Burcon issued to each shareholder as of the record date of May 30, 2019 one transferrable right (the "2019 Rights") for each common share held by such shareholder.  Every 2019 Right entitled the holder thereof to purchase one common share in the Company at a price of $0.35 per common share.

The Company's directors, officers and persons controlling over 10% of the common shares of the Company, (collectively, the "Insiders") agreed to exercise at least all of the 2019 Rights they were issued in connection with the 2019 Rights Offering for 14,306,740 common shares, representing 32.5% of the 2019 Rights Offering.

Of the net proceeds of the 2019 Rights Offering, $2,565,022 was used to repay the Note (see below) and accrued interest to Large Scale and $1,607,183 was used to repay the Loan (see below) and accrued interest to Large Scale.  Burcon also utilized some of the net proceeds to make its capital loan advances to Merit Foods.

2018 Rights Offering

On February 13, 2018, the Company completed a rights offering (the "2018 Rights Offering") for 6,114,361 common shares at $0.57 per common share for gross proceeds of $3,485,186, and net proceeds of $3.4 million.  As consideration for providing a standby guarantee to purchase such common shares that were available to be purchased that would have resulted in a minimum of 4,728,397 common shares being issued under the 2018 Rights Offering, Dr. Allan Yap ("Dr. Yap"), the Company's former Chairman and Chief Executive Officer, received share purchase warrants ("Standby Warrants") to acquire up to 1,182,099 common shares at an exercise price of $0.69 per common share that were exercisable up to February 13, 2020.  Pursuant to the terms of the Standby Warrants, the exercise price was adjusted upon completion of the 2019 Rights Offering from $0.69 per share to $0.45 per share.  Burcon recorded a warrant valuation adjustment of $85,421 during fiscal 2020.  The Standby Warrants were fully exercised during fiscal 2020.

CONVERTIBLE NOTE

The Company had a convertible note (the "Note") with Large Scale Investments Limited ("Large Scale'), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for the principal amount of $2.0 million (the "Principal Amount").  Firewood, through its shareholdings in Large Scale and Great Intelligence Limited ("Great Intelligence"), has significant influence over the Company, and is wholly owned by Mr. Alan Chan, a director of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

The Note bore interest at 8% per annum, compounded monthly, with the Principal Amount and accrued interest repayable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the "Maturity Date"), or voluntary prepayment by the Company.  Large Scale could convert the Principal Amount in whole or in part at $3.94 per share into common shares of the Company.  Burcon had the right, before the Maturity Date, upon written notice to Large Scale of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to Large Scale an amount equal to the Principal Amount to be prepaid multiplied by 110%.  The payment of the Principal Amount and all accrued and unpaid interest thereon would be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company.

On May 21, 2019, the Company and Large Scale amended (the "Amendment") the Note's Maturity Date to June 21, 2019 and also provided Large Scale with the right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.  In connection with the 2019 Rights Offering, Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019.  The total amount offset under the Note included the principal amount and accrued interest of $2,565,022.

The conversion option was recorded as a derivative liability.  Under the terms of the Note, there are certain conditions where the conversion price may be adjusted.  Therefore, in accordance with International Financial Reporting Standards ("IFRS"), an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss.  The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions:  expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years.  Upon the offset by Large Scale of its obligations to pay for subscription proceeds under the 2019 Rights Offering, the net derivative liability of $5,384 was expensed as financing expense during fiscal 2020.

SHORT-TERM LOAN

On November 13, 2018, the Company entered into a loan agreement with Large Scale to provide Burcon with an unsecured loan for up to $1.0 million (the "Loan"), which was amended in March 2019 (the "Loan Amendment") to increase the principal amount available to $1.5 million, as well as providing the Lender with the right to offset any amount due to it under the Note against any obligations of the Lender to pay for subscription proceeds of any rights offering that Burcon may conduct.

The Loan bore interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion.  The amounts drawn on the Short-term Loan and the accrued interest was payable on the earlier of June 3, 2019, the occurrence of an event of default as set out in the Loan, or voluntary prepayment by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

In connection with the 2019 Rights Offering, Large Scale exercised its right to offset the amounts due under the Short-term Loan against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019 for $1,436,629 against the principal amount.  The balance of the principal amount of $63,371and accrued interest of $107,173 was repaid to Large Scale in cash on June 28, 2019.

SECURED LOAN FACILITY

In June 2022, Burcon entered into a loan agreement with Large Scale for a secured loan (the "Secured Loan") of up to $10 million (the "Loan Amount") that will be made available to Burcon in two tranches of $5 million each upon satisfaction of certain conditions with respect to each tranche.  The first tranche, which is available to Burcon as of the date of this MD&A, has a maturity date of July 1, 2024 and the second tranche will have a maturity date that is 24 months from the closing date of such tranche (in each case, the "Maturity Date").  The drawn portion of the Loan Amount will bear interest at 8% per annum payable on the Maturity Date of each tranche and is secured by all assets of Burcon.  Burcon will pay a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of each tranche.

The proceeds of the Secured Loan will be used to continue Burcon's joint venture operations, commercialization efforts, partnership discussions, continued research and development of Burcon's protein extraction and purification platform, further strengthening of Burcon's intellectual property portfolio and for other general corporate purposes.

CLARISOY®

Burcon had a license and production agreement with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  Although ADM made substantial efforts to market and sell CLARISOY® soy protein into a number of different markets and product applications, ADM was unable to make meaningful sales for CLARISOY®.  Burcon and ADM agreed to terminate the Soy Agreement, effective August 7, 2020.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon on the effective date.

Burcon did not receive significant royalty revenues from ADM's sales of CLARISOY®.  For the year ended March 31, 2022, Burcon recorded royalty revenues of $nil (2021 - $8,646, 2020 - $31,134).

Burcon is investigating alternative paths to bring its soy protein technologies to the market and is currently in discussions with potential partners that include soy protein producers and consumer product companies that could benefit from a partnership with Burcon to commercialize its soy protein technologies.  Burcon intends to pursue all available opportunities to commercialize and monetize its soy protein intellectual property portfolio.

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins.

Burcon continued the maintenance and prosecution of its patent applications during the year ended March 31, 2022.  In January 2022, Burcon announced that it has filed five additional U.S. patent applications covering technologies for the production of sunflower seed protein and pulse proteins.  These patent filings cover the technologies for producing protein ingredients from sunflower seed and pulses, and the unique protein ingredients produced from these technologies.

Burcon currently holds 72 U.S. issued patents over its canola, soy, pulse (including pea) and flax protein processing technologies and canola and soy protein isolate applications, as well as canola, pea and soy patents covering composition of matter.  In addition, Burcon has a further 26 patent applications currently filed with the U.S. Patent and Trademark Office.

As of the date of this MD&A, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  Together with patents issued in other countries, Burcon now holds a total of 327 issued patents covering inventions that include the 72 granted U.S. patents.  Currently, Burcon has over 180 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESTRICTED SHARE UNIT ("RSU") PLAN

At the annual meeting held in September 2021, the shareholders of the Company approved a new RSU plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.  Each RSU is redeemable for one common share of the Company but, at the election of the Company, may be redeemed for cash in the amount equal to the market value of the Company's shares on vesting date, or a common share acquired by the Company on a public exchange.  The RSUs must be redeemed no later than December 31st of the third year after the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  The fair value of the grants is determined on the date of grant and are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.  During the year ended March 31, 2022, 121,000 RSUs were granted and 3,000 were forfeited.  Burcon has recorded stock-based compensation expense of approximately $12,000 during the year ended March 31, 2022.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

Burcon's extraction processes use no harsh chemicals and emit no noxious odours or significant waste products.  Biodegradable, natural and/or recyclable input materials, end-products and by-products are used and, therefore, are expected to present no significant environmental risk.  As such, Burcon does not foresee any financial and operational effects of environmental protection or requirements on the capital expenditures, earnings and the competitive position of Burcon in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

As part of Burcon's sustainability initiatives to reduce the environmental impact of food and agriculture through its plant-based protein technologies, management is actively investigating sustainability disclosure frameworks to which Burcon may utilize to identify and quantify its carbon footprint of its technologies and ongoing research and development.  Identifying the sustainability issues pertinent to Burcon's operations and technologies is the first step in the process of reducing environmental emissions.

The Financial Stability Board established the Task Force on Climate-related Financial Disclosures ("TCFD") to develop recommendations for more effective climate-related disclosures that could promote more informed investment, credit, and insurance underwriting decisions and, in turn, enable stakeholders to understand better the concentrations of carbon-related assets in the financial sector and the financial system's exposures to climate-related risks.  The Canadian Securities Administrator ("CSA") proposes to implement new reporting requirements for issuers regarding climate change disclosure.  The requirements are consistent with the recommendations established by the TCFD and will generally require governance disclosure, strategy disclosure, risk management disclosure and metrics and targets disclosure.

Based on Burcon's preliminary materiality assessment of its operations, Burcon has identified the following top five sustainability issues it believes are the most material to its business and stakeholders:

1. Greenhouse gas emissions

2. Energy management

3. Water and wastewater management

4. Product quality and safety

5. Employee health and safety

Burcon is in a unique position where it conducts research and development on a small pilot scale to develop technologies for the global commercialization of its novel protein ingredients.  As such, Burcon does not believe it is exposed to environmental and climate-related issues on the same scale as major agricultural and ingredient processors.  Nevertheless, Burcon believes it may be in the best interests of Burcon, its stakeholders and investors for the Company to identify and provide transparency around its sustainability initiatives to address the ESG issues most relevant to the Company.

With a goal to assess Burcon's carbon footprint, Burcon intends to further explore methods of data collection, where the Company can begin to quantify the top five environmental impacts listed above associated with all the stages of technology development - from conception to commercialization.  Burcon expects that it may be required to engage a consultant with expertise on ESG matters to assist Burcon with this process.  Burcon believes that a comprehensive ESG review and preparation of a report may require at least 12 months or more to complete.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

SUMMARY OF OPERATING RESULTS

Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2022	2021	2020
Royalty and research income	171	259	31
Loss for the year	(10,258)	(618)	(4,634)
Basic and diluted loss per share	(0.09)	(0.01)	(0.06)
Total assets	29,350	37,725	31,269
Total long-term liabilities	59	5	6,731
Weighted average shares outstanding (thousands)	108,588	102,891	78,936

RESULTS OF OPERATIONS

As at March 31, 2022, Burcon has not yet generated any significant revenues from its technology.  During fiscal 2022, Burcon recorded $171,000 royalty revenues from Merit Foods and during fiscal 2021, Burcon recorded $250,000 in research income from its joint collaboration agreement with Nestlé.  For the year ended March 31, 2022, the Company recorded a loss of $10,258,407 (2021 - $617,492, 2020- $4,633,494) or $0.09 per share (2021 - $0.01 per share, 2020 - $0.06 per share).  Loss from operations for the year ended March 31, 2022 was $7,397,578 (2021 - $4,595,458, 2020 - $3,723,127).

During the year ended March 31, 2022, Burcon recorded $4,294,789 (2021 - $2,421,459, 2020 - $939,806) as its share of loss in Merit Foods.  As a result of Bunge's investment in Merit Foods during fiscal 2022, Burcon's interest in Merit Foods decreased from 33.3% to 31.6% and Burcon recorded a gain of $961,164 on the dilution of its investment in Merit Foods.  On Bunge's initial investment in Merit Foods during fiscal 2021, Burcon's interest in Merit Foods decreased from 40.0% to 33.3% and Burcon recorded a gain on dilution of $6,384,942 of its investment in Merit Foods.

The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Research and development expenses

Components of research and development ("R&D") expenditures are as follows:

(in thousands of dollars)

		Year ended March 31,
	2022	2021	2020
Salaries and benefits	2,418	1,603	1,318
Laboratory operation	326	305	290
Amortization of property and equipment	236	225	72
Rent	140	108	88
Inventory written off to research and development	132	-	-
Amortization of deferred development costs	105	-	-
Analyses and testing	75	63	56
Travel and meals	-	-	17
Gross research and development expenses	3,432	2,304	1,841
Allocated to deferred development costs	(1,587)	(1,164)	(655)
Allocated to inventory production	-	(726)	(464)
Net research and development expenses	1,845	414	722

Effective July 1, 2019, the Company determined that it had met all the criteria of deferring development costs ("DDC") with respect to its pea and canola proteins and has been deferring its expenditures relating to pea and canola to deferred development costs.  For the year ended March 31, 2022, Burcon deferred $1,587,000 (2021 - $1,164,000, 2020 - $861,000) of R&D costs related to its pea and canola technology.  As noted in the Merit Foods section, the pea and canola protein technology that is currently under license with Merit Foods was capable of operating in the manner intended by management with the commissioning of the Flex Production Facility as at December 31, 2021.  Accordingly, Burcon ceased capitalization of costs and commenced amortization on January 1, 2022.  Deferred development costs are amortized on a straight-line basis over estimated useful life of 15 years.  During the year ended March 31, 2022, Burcon recorded amortization of deferred development costs of $105,000 (2021 and 2020 - $nil).

Burcon has received government assistance through the Canada Emergency Wage Subsidy ("CEWS") and the Canada Emergency Rent Subsidy ("CERS") programs.  R&D expenditures have been reduced by $225,000 (2021 - $115,000, 2020 - $nil) received from the CEWS and CERS programs, as well as a Manitoba government training grant of $nil (2021 - $45,000, 2020 - $22,000).

While the Flex Production Facility was under construction, Burcon produced inventory saleable to Merit Foods to provide to its potential customers for product evaluation.  During the year ended March 31, 2022, $nil (2021 - $726,000, 2020 - $464,000) of R&D costs were allocated to inventory production.  As Merit Foods began producing and supplying its own samples after completion of the Flex Production facility, Merit Foods no longer required Burcon to supply samples.  As a result, Burcon wrote off its pea and canola inventory on-hand of $132,000 during the first quarter of fiscal 2022.

Before government assistance and the cost deferral, inventory written off and allocation to inventory production, total R&D costs during fiscal 2022 increased by approximately $1,061,000 over fiscal 2021 and by $601,000 in fiscal 2021 over fiscal 2020.  Of the increases, $540,000 and $231,000 were attributed to increases in stock-based compensation expense in the respective years.  The balance of the increase is due primarily to salary increases, research staff additions and an increase in amortization expense from equipment additions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Intellectual property expenses

(in thousands of dollars)

	Year ended March 31,
	2022	2021	2020
Patent fees and expenses	2,045	1,859	1,534
Trademark	5	-	6
Allocated to deferred development costs	(602)	(1,073)	(694)
	1,448	786	846

As noted above, the Company began deferring costs related to its pea and canola technology in the second quarter of fiscal 2020, including related patent fees and expenses.  During the year ended March 31, 2022, Burcon deferred approximately $602,000 (2021 - $1,073,000, 2020 - $694,000) of patent fees and expenses for its pea and canola patent portfolio to deferred development costs.  Before the cost deferral, patent fees and expenses increased during fiscal 2022 over fiscal 2021 by approximately $186,000 and by $325,000 in fiscal 2021 over fiscal 2020, due mostly to higher maintenance fees during fiscal 2022 and higher patenting activities in the pea and canola portfolios during fiscal 2022.

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon believes it has developed a dynamic and extensive patent portfolio and has filed patent applications in various countries over its inventions.  From inception, Burcon has expended $23.7 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries and file patent applications for new inventions.

General and administrative ("G&A") expenses

(in thousands of dollars)

		Year ended March 31,
	2022	2021	2020
Salaries and benefits	2,494	2,636	1,351
Professional fees	715	465	274
Investor relations	499	248	132
Office supplies and services	352	171	165
Transfer agent and filing fees	92	57	27
Financing expense	41	24	89
Travel and meals	40	-	66
Amortization	37	47	2
Other	6	6	80
	4,276	3,654	2,186

Salaries and benefits

Included in salaries and benefits for the year ended March 31, 2022 is stock-based compensation expense of $1,093,000 (2021 - $1,551,000, 2020 - $470,000).  The higher stock-based compensation expense incurred during fiscal 2021 is due to higher fair values of options granted and an increase in the number of options granted to directors and employees over fiscal 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

The Company received government assistance of $115,000 (2021 - $146,000, 2020 - $nil) through the Canada Emergency Wage Subsidy ("CEWS") program, which has been applied against salaries and benefits expense.  Before CEWS, the increase in the cash portion of salaries and benefits of $285,000 in fiscal 2022 over fiscal 2021 is due mainly to staff additions, including a senior management member in late fiscal 2021, and to salary increases.  The increase of $350,000 in fiscal 2021 over fiscal 2020 is due to bonuses of $130,000 approved during the first quarter, and salary increases effective at the beginning of fiscal 2021, and staff additions.  Directors' fees also increased by approximately $55,000 for the year ended March 31, 2021, due to more meetings held in fiscal 2021, as well as addition of a director in July 2020 and in July 2019.

Professional fees

Professional fees increased in fiscal 2022 over fiscal 2021 by $249,000.  The increase is mainly attributed to higher audit and review fees of $231,000 due to the Nasdaq listing, including an audit requirement of the Company's internal controls.  The increase is also attributed to recruiting fees of $118,000 for the search for a new CEO and a manager, offset by lower legal fees of $150,000 due to the negotiations and agreements related to the Bunge investment into Merit Foods during fiscal 2021, agreements affected by Merit's EDC and FCC loans.  Legal fees in fiscal 2021 over fiscal 2020 increased for the same reason, offset by legal fees incurred in fiscal 2020 for the Nestle agreement.  Audit fees in fiscal 2021 increased by $52,000 over fiscal 2020, due to additional work required as a result of Burcon's Nasdaq listing.

Investor relations

Investor relations expenses increased in fiscal 2022 over fiscal 2021 by $251,000.  The increase is attributed to $169,000 incurred for the Nasdaq entry fee and annual fee, $93,000 for a U.S. investor relations consultant who was appointed in the last quarter of fiscal 2021.  The increase of $116,000 in fiscal 2021 over fiscal 2020 is due to expenses incurred for investor communication and messaging, virtual AGM held in fiscal 2021 and U.S. investor relations consulting services, as well as annual fees incurred for the OTCQB listing.  The increase was offset by travel expenses that decreased due to the pandemic.

LIQUIDITY AND FINANCIAL POSITION

At March 31, 2022, the Company had cash and cash equivalents of $7.0 million.  As noted above, Burcon has entered into an agreement with Large Scale for the Facility of $10 million.  As noted above, Burcon made a capital loan advance of $3.16 million to Merit Foods in May 2022.  Assuming Burcon Holdings is not required to make payment under the AIP Guarantee or CIBC Guarantee, and together with available proceeds under the first tranche of the Loan, management estimates the cash resources to be sufficient to fund operations to July 2023, and to February 2024 if conditions are satisfied under the second tranche of the Secured Loan.  Although Merit Foods has completed construction and commissioning of the Flex Production Facility, the magnitude of future royalty payments from Merit Foods cannot be ascertained at this time.  In the absence of a definitive time for when sales of products will be significant, Burcon may require additional capital beyond these dates to meet its business objectives.  There can be no assurance that additional financing will be available on acceptable terms.

Net cash used in operations during the year ended March 31, 2022 was $5,887,000, as compared to $3,033,000 last year.  The decrease in net cash used in operations of $2,854,000 is mainly due to increase of $1,090,000 in G&A expenses, increases of $749,000 in R&D expenditures and $662,000 in IP expenditures, decrease in research income of $250,000 and management fee income and interest and other income of $271,000, offset by a decrease in interest paid of $572,000, increase in royalty income of $163,000, and changes in non-cash working capital items of $555,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

At March 31, 2022, Burcon had working capital of $6.6 million (March 31, 2021 - $13.2 million, March 31, 2020 - $14.5 million).  As at March 31, 2022, Burcon was not committed to significant capital expenditures.  Burcon may incur up to $260,000 in additional capital expenditures to replace and acquire equipment items.  Burcon expects to expend $1.9 million in patent expenditures for fiscal 2023.  With the termination of the ADM license and production agreement, Burcon has abandoned certain non-core patents in its soy patent portfolio but the abandonment of the non-core patents does not affect the strength of the patent portfolio.

FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, amounts receivable, loan to Merit Foods, and accounts payable and accrued liabilities.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and loan to Merit Foods.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

An increase in the expected credit loss provision of $8,807 (2021 - $74,193, 2020 - $nil) has been recognized in relation to the loan receivable and included in interest and other expense on the consolidated statement of operations and comprehensive loss.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the loan to Merit Foods that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the year ended March 31, 2022, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.42% per annum (2021 - 0.36% per annum, 2020 - 1.92% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at March 31, 2022 is estimated to be a $70,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure.  The Company also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at March 31, 2022 is $907,000, all of which is due within the next 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, restricted cash, amounts receivable, accounts payable and accrued liabilities and accrued interest, approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the loan to Merit Foods is a level 3 fair value and was determined using a discount rate of 11%. The discount rate used is considered the market rate of interest.

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2021 and March 31, 2020:

(in thousands of dollars)

As at March 31, 2022
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	7,001	-	7,001
Restricted cash	-	123	-	123
Amounts receivable	-	200	-	200
Loan to Merit Functional Foods Corp.	-	3,228	-	3,311
Total	-	10,552	-	10,635

Financial liabilities
Accounts payable and accrued liabilities	-	-	906	906
Deferred revenue	-	-	123	123
Total	-	-	1,029	1,029

As at March 31, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	13,972	-	13,972
Amounts receivable	-	339	-	339
Loan to Merit Functional Foods Corp.	-	2,894	-	2,968
Total	-	17,205	-	17,279

Financial liabilities
Accounts payable and accrued liabilities	-	-	1,418	1,418
Total	-	-	1,418	1,418

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Currency risk

The Company has hedged certain of its liabilities from currency fluctuations.  As at March 31, 2021 and March 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31, 2022	March 31, 2021
U.S. Dollars (in thousands)
Cash and cash equivalents	69	28
Amounts receivable	-	2
Accounts payable and accrued liabilities	(5)	-
Net exposure	64	30

Canadian dollar equivalents (in thousands)	80	37

Based on the above net exposure at March 31, 2022, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in a decrease/increase of approximately $6,000 (March 31, 221 - $3,000) in the Company's loss from operations.

OUTSTANDING SHARE DATA

As at March 31, 2022, Burcon had 108,728,742 common shares outstanding, 5,324,481 stock options outstanding exercisable at a weighted average exercise price of $2.36 per share, and 118,000 restricted share units.  As at the date of this MD&A, Burcon has 108,728,742 common shares outstanding, 5,321,148 stock options outstanding exercisable at a weighted average price of $2.36 per share, and 118,000 restricted share units.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements.  All figures in thousands of dollars, except per-share amounts)

	Three months ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021
Revenue	77	44	32	18
Interest and other income	123	99	104	108
Management fee income	3	25	25	62
Gain on dilution of investment in Merit Foods	-	961	-	-
Loss for the period	(4,216)	(1,507)	(1,353)	(3,182)
Basic and diluted loss per share	(0.04)	(0.01)	(0.01)	(0.03)

	Three months ended
	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020
Revenue	250	-	-	9
Interest and other income	(47)	126	219	149
Management fee income	134	45	54	109
Gain on dilution of investment in Merit Foods	-	-	6,385	-
(Loss) income for the period	(2,508)	(1,086)	4,377	(1,401)
Basic and diluted (loss) income per share	(0.02)	(0.01)	0.04	(0.01)

As noted earlier, Burcon recognized a dilution gain of $961,000 in the third quarter of fiscal 2022 and $6.4 million in the second quarter of fiscal 2021 in its investment in Merit Foods after Bunge's investments.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is related by virtue of common officers, for office space rental to April 2020.  For the year ended March 31, 2022, the Company made payments of $nil (2021 - $4,584, 2020 - $75,006).

Burcon had the following transactions with Regent Park Realty Inc., a company that is controlled by an entity with common directors (and also with common officers prior to September 1, 2021) with the Company.  One of these directors also has indirect significant influence over the Company.

  For the year ended March 31, 2022, included in general and administrative expenses (management fees) is $2,834 (2021 - $2,241, 2020 - $1,181) for administrative services provided to the Company.  At March 31, 2022, $522 (March 31, 2021 - $75, March 31, 2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the year ended March 31, 2022, included in interest and other income is $3,931 (2021 - $7,709, 2020 - $14,197) for legal and accounting services provided by the Company.  At March 31, 2022, $nil (March 31, 2021 - $437, March 31, 2020 - $1,785) of this amount is included in amounts receivable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Burcon has a Services Agreement with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the year ended March 31, 2022, included in management fee income is $110,504 (2021 - $334,760, 2020 - $350,014) for services provided and $287 (2021 - $524,321, 2020 - $114,766) for samples sold to Merit Foods, of which $1,210 was included in amounts receivable at March 31, 2022 (March 31, 2021 - $66,709, March 31, 2020 - $110,594).

Merit Foods also provided certain technical and consulting services to Burcon.  For the year ended March 31, 2022, Burcon recorded professional fee expense of $9,415 (2021 - $10,720, 2020 - $nil), of which $nil was outstanding as at March 31, 2022 (March 31, 2021 - $nil, March 31, 2020 - $nil).

In connection with the LC, Burcon Holdings entered into the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the year ended March 31, 2022, Burcon recorded interest income of $nil (2021 - $120,205, 2020 - $nil) related to the Merit Loan, of which $nil was included in amounts receivable as at March 31, 2022 (March 31, 2021 - $nil, March 31, 2020 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the year ended March 31, 2022, the Company made total convertible debenture interest payments of $nil (2021 - $126,803, 2020 - $nil) to these directors and officer.

Burcon had the Loan and Note with Large Scale, a company wholly owned by Firewood.  For the year ended March 31, 2022, included in interest expense is $nil (2021 - $nil, 2020 - $56,502) related to the Note and $nil (2021 - $nil, 2020 - $60,756) related to the Loan.

Upon completion of the 2019 Rights Offering, the exercise price for the share purchase warrants issued to Dr. Yap, the Company's former Chief Executive Officer, was adjusted from $0.69 per share to $0.45 per share.  The Company recorded $85,420 as financing expense during fiscal 2020.  During the year ended March 31, 2020, Dr. Yap exercised the warrants for 1,182,099 common shares.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the IFRS IC.

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment in applying accounting policies.  The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.  In addition, IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the consolidated financial statements.  Outlined below are the assumptions and other sources of estimation uncertainty as at March 31, 2022 that have a risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next year.

a) Areas of judgement

Assessment of indicators of impairment of the Investment in Merit Functional Foods Corporation

Judgment is required in assessing whether there is objective evidence of impairment of its investment in Merit Foods.  The information management considered included whether there was evidence of significant financial difficulty, breach of contract, the granting of concessions, probable bankruptcy or financial reorganization or the disappearance of an active market for the investment in Merit Foods. Management also considered whether there was information about changes with an adverse effect that has taken place in technological, market, economic or legal environment and whether there has been a significant or prolonged decline in the fair value of an investment below cost.  Management also considered the investment of Bunge Limited in fiscal 2022 and the resulting dilution gain.  As a result, at March 31, 2022 management concluded that there were no impairment indicators related to its investment in Merit Foods.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Assessment of indicators of impairment of long-lived assets including property and equipment and deferred development costs

Judgment is required in assessing whether there are indicators of impairment of long-lived assets.  Management considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required.  The information management considered included plant-based protein market information, the Company's market capitalization, Bunge's investment in Merit, internal financial models and actual results.  As a result, at March 31, 2022 management concluded that there were no impairment indicators related to its long-lived assets.

Commencement of amortization of deferred development costs

On July 1, 2019, the Company commenced deferring development costs related to its pea and canola technologies.  Judgement is required to assess when amortization of deferred development costs commences.  Management considered whether there was sufficient evidence to conclude that the Merit production facility was capable of operating in the manner intended by management.  Based on the Merit production facility's output, management concluded that the facility was effectively commissioned on December 31, 2021.  As a result, the Company ceased capitalization of costs and commenced amortization on January 1, 2022.  Deferred development costs are amortized over estimated useful life of 15 years.

b) Sources of estimation uncertainty

Expected credit losses on Merit Foods loan receivable

The Company estimates the expected credit losses on Merit Foods' loan receivable based on management's best estimate of the lifetime expected credit loss calculated based on probability of default, loss given default, and outstanding balance of the loan.  At March 31, 2022, the total lifetime expected credit loss on the Merit Foods loan receivable was estimated to be $83,000.

Goodwill impairment assessment

The Company determines the recoverable amount of its cash generating unit when performing its annual impairment test for goodwill.  In determining the recoverable amount, the Company considers its market capitalization, any recent investments in Merit Foods by third parties, and internal projected cash flows.  The estimate of recoverable amount is based on management's best estimates of what an independent market participant would consider appropriate.  At March 31, 2022, the recoverable amount of the Burcon cash generating unit exceeded the carrying amount, and therefore no impairment charge has been recognized.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

NEWLY ADOPTED ACCOUNTING STANDARDS

Effective April 1, 2019, the Company adopted IFRS 16, - Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease.

The Company had a short-term lease in fiscal 2020 which was included as part of rent expense under general and administrative expenses.  During fiscal 2021, the Company entered into a long-term lease, which was accounted for in accordance with IFRS 16.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively, with earlier application permitted.  The Company does not expect the new standard will have a significant impact on the consolidated financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual Filings and Rules 13a-15(f) under the U.S. Exchange Act.  Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As of March 31, 2022, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013).  Based on this assessment, our management concluded that, as of March 31, 2022, our internal control over financial reporting was not effective based on those criteria because a material weakness in internal control over financial reporting existed as of that date, as described below.  The Company did not design and operate controls with sufficient precision over the share of loss in Merit Foods.  The Company's controls related to the review of its share of loss were not designed or operated at a level of precision to allow the Company to prevent or detect potential material misstatements in a timely manner.  The Company will implement remediation measures improving the review of the share of loss in Merit Foods by implementing additional controls at a greater level of precision.

The material weakness did not result in any identified material misstatements to the consolidated financial statements and there were no changes to previously released financial results.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit in accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") and under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified by NI 51-102 and the Canadian Securities Administrators and the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under NI 51-102 and the Exchange Act is accumulated and communicated by management, including the Interim Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(b) under the Exchange Act, our management, including our Interim Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2022.  Based on the evaluation, our Interim Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2022, our disclosure controls and procedures are not effective at a reasonable assurance level due to the material weakness described in Management’s Report on Internal Control over Financial Reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Interim Chief Executive Officer and Chief Financial Officer, has reviewed the Company’s internal control over financial reporting.  There were no changes in our internal control over financial reporting (as defined in NI 52-109 and Rule 13a-15(f) under the Exchange Act), other than to address the material weakness described in Management’s Report on Internal Control over Financial Reporting, during the year ended March 31, 2022.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations.  Key risks factors are outlined below.  In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2022 under the section titled "Risk Factors", which is incorporated by reference herein.  The AIF is available at www.sedar.com.

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this MD&A, Burcon has been granted a total of 327 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 72 have been granted in the United States.  Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.  Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company.  Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Development and commercialization - Although Merit Foods has completed construction of and commissioned the Flex Production Facility to commercialize Burcon's pea and canola proteins, it has not begun to generate significant revenues from the sale of the Products.  There can be no assurance that any of Merit Foods' products will obtain regulatory approvals in countries where such approvals have yet to be sought, or be successfully marketed.  For Burcon, there can be no assurance that the investment made in Merit Foods will be recouped through the royalties generated from sales of Merit Foods' products.  The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea protein and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Even though Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  The majority of food or feed ingredient manufacturers require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization.  Until large batches of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.  Although Merit Foods has completed construction of and commissioned the Flex Production Facility for Burcon's pea and canola proteins, it may be some time before product sales of pea and canola proteins will be significant.

With the termination of the Soy Agreement with ADM, Burcon must secure a strategic partner for its soy protein isolates.  If Burcon is unable to secure an alternative strategic partner for its soy protein isolates, then the commercialization of its products may be delayed or unsuccessful.  Burcon is investigating alternative paths to bring its soy protein technologies to market.  Although Burcon is in discussions with a potential partner to commercialize its soy protein, there can be no assurance that a strategic partner will be found.

With the exception its canola and pea proteins, none of Burcon's other potential products are commercially available as a food ingredient for human consumption.  The rising popularity of plant proteins has resulted in significant growth with increased participation by competitors entering the market to produce plant proteins.  Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon.  These competitors may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in development products that are more effective than those proposed to be developed by Burcon.

History of operating losses and financing requirements- Burcon has accumulated net losses of approximately $109 million from its date of incorporation through March 31, 2022.  While the construction and commissioning of Merit Foods' Flex Production Facility has been completed, the magnitude of future royalty payments from Merit Foods cannot be ascertained at this time.  In the absence of a definitive time when sales of products will be significant, Burcon expects its accumulated losses to increase as it continues to commercialize its products, its research and development and its product application trials.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.  The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's business costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

Developing Burcon's products and conducting product application trials is capital intensive.  Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $107.7 million from the sale or issuance of equity securities and $9.5 million from the issuance of convertible debentures.  As at March 31, 2022, Burcon had $7.0 million in cash and cash equivalents.  With the first tranche of the Secured Loan, Burcon believes that it has sufficient capital to fund the current level of operations through July 2023, and to February 2024 if the conditions are satisfied for the second tranche of the Secured Loan.  Burcon may need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

Nasdaq Listing - Inability to Meet Listing Standards

As noted above, the Company received a letter from the Listings and Qualifications Department that it was not in compliance with the listing rule to maintain a minimum bid price of US$1 per share.  The Company has a compliance period of 180 calendar days or until September 30, 2022, to regain compliance with Nasdaq's minimum bid price requirement.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.  Burcon's management is reviewing various options available to the Company in order to regain compliance and continued listing on the Nasdaq Capital Market.

The delisting of Burcon's common shares from the Nasdaq Capital Market could negatively impact Burcon because it: (i) could reduce the liquidity, and possibly the market price, of our common shares; (ii) could reduce the number of US investors willing to hold or acquire our common shares, which could negatively impact Burcon's ability to raise equity financing; and (iii) would limit Burcon's ability to use certain types of registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Company from accessing the US public capital markets.

COVID-19 - Pandemic Risk

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  Since March 2021, the supply of vaccines has become more secure in Canada and immunization rates are continuing to improve in Canada, the United States and may developed countries in the world.  However, the emergence of COVID variants continues to create uncertainty for economies worldwide.  The duration and long-term effects of the pandemic is unknown at this time.

Even though governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies, it is too early to predict the efficacy of such programs at this time.  Burcon has received Canadian government assistance through the CEWS and CERS programs up to October 2021 when these programs were terminated and only businesses who continue to be most severely impacted will qualify for new subsidy programs.  See R&D and G&A expenses sections above.

Burcon's operations have not been materially impacted by the COVID-19 pandemic.  Since March 2020, Burcon has implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  Burcon's COVID-19 protocols continue to evolve in response to government health and safety guidance.  While the COVID-19 pandemic has caused certain disruptions and delays in Merit Foods' business operations, including the commissioning process of the Flex Production Facility.  It is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be further impacted in future periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

OUTLOOK

For the coming year, Burcon's main objective will be to further develop its pipeline of plant-based protein technologies to include other novel renewable plant sources.  In particular, Burcon will focus on identifying and securing a strategic partner for its novel sunflower protein technology.  In addition, Burcon will continue to support Merit Foods in its optimization of the Flex Production Facility, which was commissioned in December 2021.  Burcon's activities will include:

  advancing Burcon's pipeline of plant-based protein technologies by conducting research to develop and refine its extraction and purification processes for novel protein products;

  filing patent applications to protect intellectual property arising from research and development of new protein technologies;

  identifying and securing a strategic partner with the goal of commercializing its novel sunflower protein technology;

  working with Merit Foods to optimize Merit Foods' Flex Production Facility;

  conducting further research to develop additional applications for Peazazz® and Peazac® pea proteins, as well as Supertein®, Puratein® and Nutratein® canola proteins and blends into food products; and

  continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products.

In addition, Burcon will also:

  explore and identify possible suitable locations for its expansion of its Winnipeg Technical Centre, which is expected to include an expanded footprint with increased commercial processing capacity as well as analytical and functional capabilities;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  further strengthen and expand its intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended March 31, 2022, 2021 and 2020

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products; and

  continue to engage in investor relations activities to support the expansion of Burcon's investor base, particularly from the U.S. investment community, by raising awareness about Burcon through various media channels, analyst coverage and investor relations.